UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42758

CTW Cayman

(Exact Name of Registrant as Specified in Its Charter)

29F, 1 Chome-9-10,

ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City,

Tokyo 106-0032, Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On August 7, 2025, CTW Cayman (the “Company”) closed its initial public offering (the “IPO”) of 2,400,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-287306, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025, as amended. The Form F-1 was declared effective by the SEC on July 30, 2025. The Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. The Shares commenced trading on The Nasdaq Capital Market (“Nasdaq”) on August 6, 2025, under the ticker symbol “CTW”.

In connection with the IPO, the Company issued a press release on August 5, 2025 announcing the pricing of the IPO and a press release on August 7, 2025 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description
99.1	Press Release—CTW Cayman Announces Pricing of Initial Public Offering
99.2	Press Release—CTW Cayman Announces Closing of Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025	CTW Cayman

	By:	/s/ Ryuichi Sasaki
	Name:	Ryuichi Sasaki
	Title:	Chief Executive Officer

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